

February 4, 2025

T. Michael Price
President and CEO
First Commonwealth Financial Corporation
601 Philadelphia Street
Indiana, PA 15701

     Re: First Commonwealth Financial Corporation
          Registration Statement on Form S-4
          Filed January 29, 2025
          File No. 333-284578

Dear T. Michael Price:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Robert Arzonetti at 202-551-8819 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance

cc: Jim Barresi